UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan

(Full Title of the Plan)

PAREXEL International Corporation

195 West Street

Waltham, MA 02451

(Name of Issuer of the Securities Held Pursuant to the

Plan and the Address of its Principal Executive Offices)

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2010

1

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

PAREXEL International Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 27, 2011

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2010	December 31, 2009
Assets

Investments, at fair value:	$137,642,817	$108,852,413

Receivables:
Notes receivable from participants	1,802,378	1,411,756
Participants’ contributions	410,308	432,705
Employer contributions	122,217	127,678
Other	4,213	2,809

Total receivables	2,339,116	1,974,948

Net assets available for benefits	$139,981,933	$110,827,361

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Contributions:
Participants	$14,490,607
Employer	3,921,710
Assets converted/transferred	330,687
Rollovers	1,490,458

20,233,462

Interest income on notes receivable from participants	81,991

Investment Income:
Dividends and interest income	2,059,385
Net appreciation in fair value of investments	14,520,686

Net investment income	16,580,071

Total additions	36,895,524

Deductions
Benefit payments	7,707,552
Administrative expenses	33,400

Total deductions	7,740,952

Net increase	29,154,572
Net assets available for benefits at beginning of year	110,827,361

Net assets available for benefits at end of year	$139,981,933

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.

Contributions

Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the Plan year. During the Plan year ended December 31, 2010, no discretionary contribution was made to the Plan by the Company.

The Plan includes the automatic enrollment of contributions whereby an eligible employee’s compensation would be reduced and automatic enrollment contributions made on his/her behalf unless an affirmative election not to do so was made.

Participant Accounts

Participant accounts are maintained by an independent record keeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses) based upon investment elections, and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts can be used to reduce future Company contributions to the Plan, and pay for the Plan’s administrative expenses. During the year ended December 31, 2010, forfeitures used to offset Company contributions amounted to $818,759, and $9,875 was used to pay administrative expenses. At December 31, 2010 and 2009, forfeited non-vested amounts available to offset future Company contributions amounted to $189,853 and $385,814, respectively.

Notes Receivable from Participants

A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

Benefits

A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, as defined by the Plan, yet will result in the suspension of all contributions for six months. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices.

Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

All Plan expenses are paid by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the individual participants’ accounts.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25, Plan Accounting—Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted ASU 2010-25 for the fiscal year ended December 31, 2010. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

During the year ended December 31, 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$13,788,999
PAREXEL International Corporation Common Stock	731,687

Net appreciation in fair value of investments	$14,520,686

The following table lists the investments that accounted for greater than 5% of the net assets available for benefits:

	December 31, 2010	December 31, 2009
Fidelity Contrafund K	$26,453,216	$22,012,881
Fidelity Diversified International Fund	14,160,401	12,071,274
Fidelity Magellan Fund	10,877,899	10,008,995
Fidelity Retirement Money Market Portfolio	6,794,342	6,815,212
Fidelity Intermediate Bond Fund	6,638,621	5,822,514
Fidelity Fund	6,601,351	6,225,094

4. Fair Value Measurements

The Plan applies the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Funds	$111,987,313	$–	$–	$111,987,313
Bond Funds	10,763,270	–	–	10,763,270
Short Term	6,795,131	–	–	6,795,131
Blended Funds	5,737,723	–	–	5,737,723

Total Mutual Funds	$135,283,437	$–	$–	$135,283,437

PAREXEL International Corporation Common Stock	2,359,380	–	–	2,359,380

Total	$137,642,817	$–	$–	$137,642,817

Mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices in the active market; PAREXEL International Corporation Common Stock is valued at the closing market price on the Nasdaq on December 31, 2010. During 2010, there were no transfers between Level 1, Level 2, or Level 3. Additionally, there were no changes in the valuation techniques used to determine the fair values of our Level 2 or Level 3 assets or liabilities.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Funds	$87,436,870	$–	$–	$87,436,870
Bond Funds	8,463,144	–	–	8,463,144
Short Term	6,815,916	–	–	6,815,916
Blended Funds	4,712,203	–	–	4,712,203

Total Mutual Funds	$107,428,133	$–	$–	$107,428,133

PAREXEL International Corporation Common Stock	1,424,280	–	–	1,424,280

Total	$108,852,413	$–	$–	$108,852,413

Mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices in the active market; PAREXEL International Corporation Common Stock is valued at the closing market price on the Nasdaq on December 31, 2009. During 2009, there were no transfers between Level 1, Level 2, or Level 3. Additionally, there were no changes in the valuation techniques used to determine the fair values of our Level 2 or Level 3 assets or liabilities.

5. Transactions and Agreements with Parties-in-Interest

The Plan holds shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received no common stock dividends from the Company for 2010.

6. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

7. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2009-6 and 2005-16, the Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Net assets available for plan benefits per financial statements	$139,981,933	$110,827,361
Less: other receivable	4,213	2,809
Less: participants’ contributions receivable	410,308	432,705
Less: employer contributions receivable	122,217	127,678

Net assets available for plan benefits per Form 5500	$139,445,195	$110,264,169

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN No. 04-2776269 Plan No. 001

December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Mutual Funds:
Fidelity Contrafund K*	390,741 shares	26,453,216
Fidelity Diversified International Fund*	469,665 shares	14,160,401
Fidelity Magellan Fund*	151,777 shares	10,877,899
Fidelity Retirement Money Market Portfolio*	6,794,341 shares	6,794,342
Fidelity Intermediate Bond Fund*	629,253 shares	6,638,621
Fidelity Fund*	205,329 shares	6,601,351
Fidelity Freedom K 2030*	449,144 shares	6,108,372
Fidelity Balanced Fund*	314,740 shares	5,737,723
Artisan Mid Cap Fund	167,887 shares	5,646,050
Fidelity Freedom K 2040*	404,095 shares	5,600,757
Fidelity Freedom K 2035*	390,534 shares	5,381,559
Fidelity Freedom K 2020*	392,663 shares	5,179,227
Fidelity Small Cap Stock Fund*	236,481 shares	4,635,043
Fidelity Freedom K 2025*	312,742 shares	4,190,746
Fidelity Freedom K 2045*	232,369 shares	3,243,876
Fidelity Freedom K 2015*	226,598 shares	2,882,332
Fidelity Low-Priced Stock Fund*	74,187 shares	2,847,317
PIM Total RT Inst	219,517 shares	2,381,767
Fidelity US BD Index*	153,828 shares	1,742,882
Oakmark Fund	38,387 shares	1,585,406
Fidelity Freedom K 2010*	106,476 shares	1,350,116
Spartan US EQ Index*	28,625 shares	1,273,265
Fidelity Freedom K 2050*	88,094 shares	1,235,091
Spartan Intl Index*	21,901 shares	770,293
Fidelity Freedom K Income*	56,174 shares	642,074
Spartan Extnd Mkt Index*	14,657 shares	559,494
Fidelity Freedom K 2000*	33,958 shares	393,583
ALLNZ NFJ Div Val I	22,076 shares	252,338
Fidelity Freedom K 2005*	9,445 shares	117,502
Fidelity Cash Reserve Fund*	791 shares	791
Fidelity Blue Chip Growth Fund*	0 shares	3
PAREXEL International Corporation Common Stock*	111,134 shares	2,359,380
Participant Loans*	4% to 10%	1,802,378

		139,445,195

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 27, 2011	PAREXEL International Corporation 401(k) Retirement Savings Plan

	By:	/s/ Todd Cowgill
Todd Cowgill
Vice President, Compensation Benefits & HRIS

Index to Exhibits

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm